FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 25 April, 2019
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc

Annual General Meeting Statements

25 April 2019

The Royal Bank of Scotland Group plc will hold its Annual General Meeting at 2.00pm today. The meeting will deal with the proposed resolutions as set out in the Notice previously issued to shareholders. The following is an extract from the remarks to be made by Howard Davies, Chairman, and Ross McEwan, Chief Executive, at the meeting.

Howard Davies

Good afternoon Ladies and Gentlemen and welcome to the 2019 Annual General Meeting of our Company and to our headquarters here at Gogarburn.

I am sure most of you will have seen that this morning, Ross McEwan announced his resignation as CEO. For the past five and a half years Ross has worked tirelessly to make the bank stronger and safer and played a central role in delivering a return to profitability and dividend payments to shareholders. The Board and I are grateful for the significant contribution Ross has made in one of the toughest jobs in banking. Ross's successful execution of his strategy to refocus this bank back on its core markets here in the UK and Ireland has helped complete one of the biggest UK corporate turnarounds in history.

Thanks to Ross, RBS is well positioned to succeed in the future in what is a rapidly evolving landscape for the banking sector. He will leave with our thanks and best wishes for the future. We will be conducting an internal and external search for Ross's successor, which will commence immediately.

Ross will update you shortly on our financial and strategic performance. I will open by saying a few words from a Board perspective.

Let me first introduce you to the Board. From your left to right we have Frank Dangeard, Dr Lena Wilson, Baroness Noakes, Brendan Nelson, Patrick Flynn, Katie Murray, Ross McEwan, Mark Seligman, Robert Gillespie, Alison Davis, Mike Rogers and Morten Friis. To my left is Aileen Taylor, the Company Secretary.

This is Brendan Nelson's last AGM as a member of the RBS Board, although he will continue to sit on the Board of NatWest Markets. Brendan stepped down from his role as Chairman of the Group Audit Committee on 31 March and will not be seeking re-election at this AGM. The Board and RBS as a whole have benefited from his extensive knowledge and expertise since he joined in 2010. His contribution to the RBS Board will be greatly missed.

Patrick Flynn joined the Board in June last year, and he has taken up Brendan's role as Chairman of the Group Audit Committee. Patrick has a huge amount of relevant experience, most recently as Chief Financial Officer of ING Group.

We also have a new Chief Financial Officer in Katie Murray, who joined the Board on 1 January, replacing Ewen Stevenson. Katie has nearly 30 years of finance and accounting experience. She has contributed significantly to RBS since joining the bank over three years ago and is already making her mark as CFO.

I would also like to welcome four non-executive members of our ring-fenced bank Board, NatWest Holdings: Graham Beale, Francesca Barnes, Ian Cormack and Yasmin Jetha. They are not members of the Group Board so are not on the platform. Overseeing the bank is a team effort and they are an integral part of that team.

Turning to the bank's performance, our share price closed yesterday at 257 pence, up almost 20% since the start of the year.

It is slightly below the 271 pence per share that the Government sold at back in June 2018. That sell-down raised total proceeds of £2.5bn, while reducing the Government's stake in the company to 62.4% at that time. The timing and quantity of any future sales is entirely a matter for the Government. The Chancellor, however, has said that the Government intends to sell all its shares in RBS by 2024.

At this meeting, we are seeking a renewal for 12 months of the authority you provided in February to use some of the bank's excess capital to buy back up to 4.99% of our shares from the Government, at a time agreed with the Treasury. This would be a positive use of our capital by helping to facilitate our return to private ownership.

In 2018 the bank's financial performance was good, despite an uncertain economic outlook and a highly competitive environment. Bottom line profits were more than double what we achieved on our return to profitability in 2017. We can also point to a very robust capital position, with Common Equity Tier One capital of over 16 percent, the strongest position of all the major UK banks.

As a result, we were able to pay our first ordinary dividend in a decade of 2 pence per share at our 2018 interim results. Subject to your approval today, we will pay a final dividend of 3.5 pence per share and a special dividend of 7.5 pence per share. Taken together, that will provide over £1.6 billion of capital returns to shareholders since dividends resumed, including almost £1bn being repaid to the UK taxpayer. In future, we expect to maintain ordinary dividends at around 40% of attributable profit.

Last year, in addition to re-starting capital returns, we also achieved our first clear pass in the Bank of England stress test and resolved our major remaining legacy issue - reaching settlement with the US Department of Justice over its investigations into our historic activities in the US mortgage market. While settling that long-running case was welcome, the £3.6 billion we paid was a stark reminder of how, in the past, RBS engaged in highly risky transactions a long way from its core mission of supporting the UK economy.

We await publication of the FCA's final report on GRG, although a summary of its findings was published last year. That summary confirmed no regulatory action would be taken against the bank or any individuals. The FCA once again confirmed that no evidence was found to support allegations that RBS artificially distressed and transferred otherwise viable businesses to GRG to profit from selling them, or from their restructuring or insolvency. It also found no evidence that any member of GRG's senior management behaved in any way that could call their honesty and integrity into question.

The bank has long accepted that, nonetheless, some SME customers did not receive the treatment they should have done while in GRG and has apologised for that. We continue to focus on putting things right for these customers through our complaints process, independently overseen by a retired High Court Judge, Sir William Blackburne.

Turning to the state of the economy, the prospect is more than usually uncertain. The UK economy has proved remarkably resilient but lack of clarity about our future relations with the EU is undoubtedly having an impact, with consumer confidence muted and many businesses pausing on investment. That will affect our income.

Throughout the Brexit process, our priority has been to ensure that we can sustain our EU business. Our NatWest Markets subsidiary in Amsterdam is fully operational. We could not wait any longer to put these plans into action without jeopardising our ability to meet the potential future needs of our customers. In total, we expect to have around 250 people working across the EU in NatWest Markets NV, between 100 and 150 of whom will be in Amsterdam. Many of these roles already exist and fewer than 100 will be transferring from the UK. We have also received approval for licences in Frankfurt, which will allow us to maintain access to euro facilities.

The Board is also concerned about other dimensions of sustainability. Just before last year's AGM, we announced that we will not lend directly to new coal power, coal mining, oil sands and arctic oil projects, or to mining or power companies with more than 40% involvement in coal. We aim to be a leading supporter of the low carbon transition, in line with UK and global climate goals, and have financed more renewable energy transactions in the UK over the last decade than any other UK bank. To meet the challenges ahead, we have established a project to integrate climate risks and opportunities across our business and risk frameworks - under the direction of our Group Chief Risk Officer.

You will have seen that a resolution has been requisitioned by a small number of shareholders seeking to create a shareholder committee. The Board's opinion remains unchanged on that issue. We do not think it would be in the interests of the company and we are recommending that you reject it once again. Shareholders rejected it last year, with 98.65% of votes cast against the resolution.

The Board has made a considered effort to listen to the views of all shareholders and to build on our existing channels of engagement. Last year, we held retail shareholder events in Glasgow and Birmingham and we plan to hold more in 2019, with a London event scheduled for September and a virtual event in November.  Further details on these events and how to participate will be made available on our website nearer the time.

We have also responded to the Government's challenge to all companies to ensure employees views are heard by the Board. We designated Dr Lena Wilson as the Board member with that responsibility and set up a Colleague Advisory Panel which is working well.

There has been a lot of attention recently on the level of executive pay - and especially pension contributions - across all industries in the UK. The remuneration policy for our Executive Directors was approved at our AGM in 2017, and is due for renewal next year. The 2017 policy allows for pension funding of up to 35% of salary for existing executive directors and up to 25% for new ones. Katie Murray was appointed CFO in January, with a pension funding rate of 10% of salary. This is in line with emerging best practice under the UK Corporate Governance Code and investor guidelines and indicates the expected direction of travel under our new pay policy. We will start consulting with shareholders later this year ahead of putting a new policy to a vote at next year's AGM.

For the second consecutive year, we have reported the average pay gap between male and female colleagues in the bank. The bank's mean gender pay gap in the UK for 2018 was 36.6%, a slight improvement on the year before.  Our gender pay gap reflects an under-representation of females in senior roles, as well as the fact that women are more likely to be employed in part time roles. Addressing this imbalance is a priority for us. We appointed Katie Murray as our first female CFO; Alison Rose as Deputy CEO of NatWest Holdings, and Vanessa Bailey as Chief Risk Officer of NatWest Holdings. In 2014, we set ourselves a target to have at least 30% female representation at the three most senior levels in each of our businesses by 2020. Our latest figures show 9 of our 12 businesses are already at 30% or more and we are at 37% in aggregate across the bank. We aspire to achieve full gender balance at all levels of our business by 2030.

We also disclosed our ethnicity pay gap for the first time in this year's annual report, ahead of any formal requirement to do so. Our mean ethnicity pay gap for 2018 was 10.7%. The figures have not received anything like the level of attention of the gender pay figures. They should do.

We have more to do to close this gap. In 2017 we set ourselves an ambitious target to have 14% non-white colleagues in our leadership population by 2025 and we are already making good progress.  Ross has signed the Race At Work charter, an initiative backed by the Prime Minister to address ethnic disparities in the workplace - one of the initiatives was to report on the ethnicity pay gap.

To conclude, I would like to reiterate the Board's support for our current strategy and for the excellent work Ross and his leadership team are doing. The bank is now delivering sustainable financial returns and supporting its customers in difficult economic circumstances. And in 2018, at last, we were able to start returning capital to you, our shareholders. It has been a long time coming.

The bank is now in a position to focus fully on the future, relatively unencumbered by the issues of the past.

Ross McEwan

Thank you for the kind words Howard, and good afternoon.

When I took on the job in 2013 the bank had been stabilised following the aftermath of the financial crisis, but we were still a long way from recovery.

I focused on five key priorities where we had to improve, if we were going to compete and deliver returns to shareholders:

1.         Making the bank simpler, safer and more UK focused,
2.         Operating with a more efficient cost base,
3.         Supporting sustainable growth,
4.         Improving employee engagement,
5.         And finally and most importantly, improving customer experience.

We've made substantial progress in each area.

●          The balance sheet has reduced by a third from over £1 trillion to £694 billion.
●          Our capital position is stronger - CET1 ratio from 8.6% to over 16%. This has helped us pass the Bank of England Stress test for the first time and restart dividend payments.
●          We've resolved over 20 material conduct and litigation issues and addressed the historical deficit in the Group Pension Fund.
●          We've refocused on our home markets. 92% of our revenue is from the UK up from 80% in 2014.
●          Costs are down over £4bn, we've reduced the number of employees from 118k in 2013 to 67k and exited over 20 countries.
●          We've continued to undertake significant restructuring, some of it mandated by the conditions of the bailout, others through strategic choice:

➢  We divested Citizens, completing the largest US bank IPO in history in the process,
➢  We reshaped NatWest Markets to focus on rates, currencies and financing,
➢  We have run off substantial non-core assets, including RBS capital resolution which started with £137 billion in risk weighted assets, and
➢  We're progressing with the alternative remedies package for the business that was formerly known as Williams & Glyn.

One of the things I am most proud of is despite this significant restructuring, our colleague engagement is at its highest level since we started recording in 2002. This shows the resilience and determination of our employees.

At the same time undertaking this significant restructuring we have strived to get closer to our ambition to be the best bank for customers in the UK & Ireland. We still have a long way to travel to get there but I am still convinced that was the right aspiration to set.

With our major legacy issues now behind us we are able to focus fully on becoming a much better bank for our customers.  There is still much more to do, and the CMA scores and our own NPS data show this, but we are making progress.

Turning to 2018.

I'm pleased to be able to report that, for the second year running, we have delivered a strong financial performance.

The strategic plan we set out in 2014 continues to deliver. 2018 represented another year of progress towards our goal to be a customer focused bank that is financially strong, and delivers good returns to shareholders.

This progress has not been easy, and has involved a number of difficult decisions along the way. You - our shareholders - have remained patient and committed throughout, and I'd like to thank you for your support while we have restructured the bank.

Let me talk you through our performance in a little more detail.

As our Q1 results will be announced to the market tomorrow morning, I am unable to discuss those with you today. I will instead refer you back to our annual results which were announced in early February.

In those results, we reported a pre-tax operating profit of £3.4 billion, up 50% on full year 2017, and an attributable profit of £1.6 billion, more than double what was achieved the previous year.

We took a further £278 million of costs out of the business in 2018. We have now taken out over £4 billion of operating costs over the last five years - a target that many thought was impossible.

It is worth noting that excluding conduct and litigation and strategic costs our full year cost: income ratio would have been 54.5%, and our Return on Equity would have been 10.9%.

Finally, as Howard mentioned, in the last Bank of England stress tests we obtained a clear pass - a good example of how our strategy of de-risking the balance sheet is paying off.

Our financial results were welcomed by the market, and our stock has traded well so far in 2019.

All of this has been delivered in the face of unprecedented political and economic uncertainty.

We have a key role to play in supporting the UK economy. As Howard mentioned earlier, our focus has been to continue serving customers throughout this uncertainty.

Last year we delivered £30.4 billion in gross new mortgage lending in UK Personal & Business Banking.

We also made or renewed commitments of around £30 billion of term lending facilities to mainly UK businesses.

And our Commercial and Business Banking operation supported total lending of over £100 billion.

This is what we mean when we talk about supporting sustainable growth.

Touching briefly on the Brexit negotiations, the continued uncertainty is holding back the UK economy, with the most recent forecasts pointing to subdued GDP growth rates relative to historic trends.

As a large predominantly UK focused bank, our results will of course reflect the economic performance of the UK.

Away from this, we will continue to support our customers with lending - where there is demand and within risk appetite, as well as provide advice on how they can prepare for Brexit.

In light of this, this week we announced that we have doubled the level of funding available through our Growth Fund to help businesses ready their supply chains for the UK's departure from the EU - taking the total fund to £6 billion.

Aside from the current economic situation, we are also dealing with the most significant disruption in the banking sector for many years - this being the rise of technology. Customer expectations are high and they are changing the way they want to bank with us.

We continue to see a decrease in traditional payment methods such as cash and cheques as customers embrace our digital channels at an increasing pace.

To be clear, our branches remain a core part of our service and we are investing in them.  We will not be closing any further branches in 2019 and have no plans to reduce the branch network in 2020.

This will give customers, colleagues and communities certainty about where they want to bank. We know that physical interaction remains important, especially for small businesses looking to deposit cash.

And on the topic of cash, we do not see the demise of cash in the UK, but we do see it playing a much lesser part in day to day transactions. We are committed to ensuring the availability of cash in the UK and will look for alternative ways of providing customers with access to it.

This is why we are partnering with two other large banks to create the first group of UK shared business banking hubs this year. This pilot looks at creating shared centres where small businesses can deposit their cash.

In addition we have partnered with the Post Office to ensure our customers have 11,000 points of presence to pay cash and cheques in and to take cash out. Our fleet of mobile branch vans also make 700 stops every week in villages and towns where we do not have a branch.

Having said that, digital adoption continues to increase exponentially. We now have 6.4 million regular mobile app users, an increase of 16% on last year.
We are also seeing customers taking out products via digital channels at an increasing rate. Almost half of all personal product sales are now completed this way. That's up 19% on last year.

So it's imperative we continue to evolve. Our focus for the core bank is to build solutions to allow customers to do their banking simply, whenever and wherever they want.

As we look ahead to our 2020 goals, it's clear that we are a long way from our ambition to be number 1 for customers. Our latest CMA scores were published alongside our annual results and they show little improvement for both Royal Bank and NatWest, though we did see some marginal gains in both the online and mobile space.

Our ambition remains to be number one for customer service, trust and advocacy. We have a lot to do to get there, but it is right that we retain this ambition, and the full focus of the organisation is now on serving customers well, without the distractions this bank has had for the last five years.

We're looking at how we can simplify, automate and digitise the key customer processes and journeys in the core bank. Our paperless mortgage process- a UK first - is just one example. We also have Cora, our AI Chat Bot who now handles on average 83,000 customer queries per week.

For commercial customers, we have upgraded our online platform - Bankline - and reduced the time it takes to make a payment by around 30%. We have taken the great services from Bankline and put them in a convenient mobile app. Although early days, this is proving popular with customers. It currently has a 4.6 out of 5 rating in the Apple App store.

These innovations are helping us to drive positive customer advocacy while at the same time lowering our costs. It's vital that we continue to take this approach in the future if we are to achieve our ambition.

NatWest Markets continues to focus on customer service and is increasingly using technology to enhance the way it provides innovative financial solutions. For example, FX micropay makes it simpler for businesses operating globally to accept payments in multiple currencies, reducing costs and increasing revenues for our customers. Our success in harnessing technology has been recognised with two major industry awards.

Outside of the core bank we are piloting Bó and Mettle as two standalone digital banks. Bó is a digital personal bank targeted at helping people to manage their money better. Mettle is a digital banking platform for SME business customers.

We are taking key learnings from these and applying them across to the core bank. It is clear that not everything we pilot will be a complete success. But as long as we learn as we go, we are comfortable with our approach.

Of course, as larger numbers of our customers adopt digital ways of banking, we must continue to innovate and invest to protect customers against fraud and our systems against increasingly sophisticated cyber attacks.

We have signed up to the new Financial Sector Cyber Collaboration Centre which will see a more concerted industry response by the UK's banks and law enforcement to commit resources and to work together against this common threat.

Turning our attention to this year. We will continue to focus on our priorities, with specific goals for 2019 which will help us keep up the momentum on our ambition.

This year, we want to:
●          continue to improve our colleague engagement;
●          move closer to a greater than 12% Return on Tangible Equity;
●          move towards a circa 14% Common Equity Tier 1 capital ratio;
●          close the gap to number 1 for service, trust and advocacy by achieving a 2 place improvement in the CMA ranking for both NatWest and Royal Bank Brands;
●          take a further circa £300 million out of our operating cost base; and
●          grow net lending in our Commercial and Private Banking, and Personal Banking franchises by 2-3%.

We are determined to build a great place to work and a sustainable bank.

Despite everything that has happened over the last 10 years, and the enormous effort that has been required to turn the bank around, colleague engagement is at an all time high.

I am very encouraged by these results. We know we still have a lot more change to go through to get RBS fit for the future - so we must continue to lead and support our colleagues.

I'd like to thank all of my colleagues for their efforts and resilience again during 2018.  They are what makes RBS a special bank.

So, to summarise:
●          Our strategy is working.
●          The balance sheet is stronger, our financial performance improved, and colleague engagement is at an all time high.
●          We have resumed dividends to you, our shareholders, and will continue to look at ways of returning excess capital.
●          And finally, we have a clear ambition to serve customers well. We have new goals for 2019 - we will focus on lowering cost and improving our service for customers.

It is never easy to leave somewhere like RBS.  With much of the restructuring done and the bank on a strong, stable and profitable footing, I have delivered the strategy that I set out in 2013 and now feels like the right time for me to step aside and for a new CEO to lead the bank. I will be around for a while yet to ensure an orderly handover.  However, as the banking industry transforms to deal with changes in customer behaviour and the evolving technological landscape, a new set of challenges are emerging for whomever has the honour to become the next CEO.  I have every confidence that they will rise to the challenge.

Forward-looking statements
This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as RBSG's future economic results, business plans and current strategies.  In particular, this document includes forward-looking statements relating to RBSG in respect of, but not limited to: its regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital and operational targets), its access to adequate sources of liquidity and funding, increasing competition from new incumbents and  disruptive technologies, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, LIBOR, EURIBOR and other benchmark reform and RBSG's exposure to economic and political risks (including with respect to Brexit and climate change), operational risk, conduct risk, cyber and IT risk and credit rating risk.  Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBSG's actual results are discussed in RBSG's UK 2018 Annual Report and Accounts (ARA) and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBSG's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and RBSG does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 25 April 2019

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary